

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

July 29, 2016

Via E-mail
Mr. Heath Mitts
Senior Vice President and Chief Financial Officer
IDEX Corporation
1925 West Field Court
Lake Forest, Illinois 60045

> **Re: IDEX Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 001-10235**

Dear Mr. Mitts:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Brian Cascio

                                        Brian Cascio
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery